Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject company: JDN Realty Corporation

Registration Statement No. 333-100889

This filing relates to a proposed merger between Developers Diversified Realty Corporation (“DDR”) and JDN Realty Corporation (“JDN”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2002, among DDR, JDN and DDR Transitory Sub, Inc.

The following is the text of an email that was sent by Pam Shapiro, JDN’s Vice President, Human Resources, to JDN’s employees on November 26, 2002:

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Outlined below is the most recent information regarding the merger.

Now that the interviews are completed by DDR, we anticipate that offer letters for both temporary and permanent positions will be forthcoming in December.

For individuals who will not be staying on with DDR on a permanent or temporary basis, the last day of employment will be the closing date of the merger. At this point, we anticipate closing to be late January or early February.

The day of closing, all employees will be given a General Release to review and sign, prior to receiving JDN’s severance payment. You will be able to take up to 45 days to review this document (please note that you do not have to take all of that time). You will also have 7 days after you sign the General Release to revoke your decision. On the 8th day after signing the General Release, you will be able to receive your severance payment.

For employees who accept permanent positions with DDR, no severance payments will be made.

For those of you who accept temporary positions with DDR, your JDN severance payment will be delayed until your time/position with DDR is completed.

Any stay bonus plan that DDR may offer will be outlined in the offer letters. All temporary employees will be put on DDR’s payroll system, have their taxes deducted by DDR, etc.

Instructions regarding exercising options will be forthcoming soon.

Precise information on when insurance is terminated (Cobra, etc.), will also be coming shortly.

If you have any questions, please give me a call or an email.

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Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.